United States securities and exchange commission logo





                                November 3, 2023

       Todd Schonherz
       Chief Executive Officer
       American Oncology Network, Inc.
       14543 Global Parkway, Suite 110
       Fort Myers, FL 33913

                                                        Re: American Oncology
Network, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 13,
2023
                                                            File No. 333-274975

       Dear Todd Schonherz:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed October 13, 2023

       Cover Page

   1. For each of the shares being registered for resale, disclose the price that the selling securityholders paid
for such shares.
       Summary of the Prospectus, page 9

   2. We note your disclosure relating to the potential profit the selling securityholders will earn based on the current
trading price on a per share basis. Please also disclose the potential profit on an aggregate
basis in the Summary and in the Risk Factors sections.
 Todd Schonherz
FirstName LastNameTodd   Schonherz
American Oncology  Network, Inc.
Comapany 3,
November  NameAmerican
             2023        Oncology Network, Inc.
November
Page 2    3, 2023 Page 2
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 80

3. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A
         Common Stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
4. We note your disclosure here that there is a significant portion of securities being registered for resale. We note your disclosure here that the sale of the securities registered for resale or the perception that such sales may occur may cause the market price of your securities to decline significantly. Please expand your discussion to highlight the fact that
         Digital Transformation Sponsor LLC, a beneficial owner of 90.9% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use, and how those sales may impact
         the market price of the company   s common stock.
General

5. Please revise the first paragraph on the cover page, and the prospectus generally, to remove the registration of the 6,113,333 shares of class A common stock underlying the private placement warrants or advise. For guidance, please refer to Securities Act
         Compliance and Disclosure Interpretation 139.09.
 Todd Schonherz
FirstName LastNameTodd   Schonherz
American Oncology  Network, Inc.
Comapany 3,
November  NameAmerican
             2023        Oncology Network, Inc.
November
Page 3    3, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Brian Lee, Esq.